                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------
                                   SCHEDULE TO
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           ---------------------------

                                ANSWERTHINK, INC.
                   (Name of Subject Company and Person Filing)

                           ---------------------------

     Options to Purchase Common Stock, Par Value $.001 Per Share, Granted
         Under Answerthink, Inc. 1998 Stock Option and Incentive Plan
                         (Title of Class of Securities)

                           --------------------------

                                  036916 10 4
                     (CUSIP Number of Class of Securities
                           Underlying Common Stock)

                           ------------------------

                            Frank A. Zomerfeld, Esq.
                                Corporate Counsel
                              c/o Answerthink, Inc.
                       1001 Brickell Bay Drive, Suite 3000
                              Miami, Florida 33131
                              Phone: (305) 375-8005

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                              James E. Showen, Esq.
                             Hogan & Hartson L.L.P.
                            555 Thirteenth St., N.W.
                           Washington, D.C. 20004-1109
                                 (202) 637-5600


                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
Transaction valuation                          Amount of filing fee
-------------------------------------------------------------------------------
   Not Applicable*                                Not Applicable*
-------------------------------------------------------------------------------
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:        Not Applicable
    Form or Registration No.:      Not Applicable
    Filing party:                  Not Applicable
    Date filed:                    Not Applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [ ]  third party tender offer subject to Rule 14d-1.
  [X]  issuer tender offer subject to Rule 13e-4.
  [ ]  going-private transaction subject to Rule 13e-3.
  [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

                        Electronic Message to Employees
                             Of Answerthink, Inc.

Answerthink's Stock Option Exchange Program

Answerthink is excited to offer the Stock Option Exchange Program that is outlined below. As you recall, at the conclusion of 2000, Answerthink was able to provide a very favorable performance-based stock option pool that rewarded those associates who met or exceeded their performance objectives.
Additionally, we committed to provide an Option Exchange Program that would not disrupt either the 2000 or 2001 year end performance grants. The 2000 performance-based option pool and this Stock Option Exchange Program exemplifies Answerthink's continuing commitment to you and to the philosophy of associate equity.

The voluntary Stock Option Exchange Program has been designed for the benefit of all associates who hold stock options with exercise or "strike" prices above the current market value of Answerthink's common stock. The Stock Option Exchange Program gives you the opportunity to choose whether you want to keep your current options or have them replaced with a grant issued at a later date that has the potential for a lower strike price.
        ---------

Highlights of the Stock Option Exchange Program include:
o  For every 3 options surrendered, you will receive 2 options
o New options have the same vesting schedule, measured from the same grant date, as the old options
o  You must surrender all or none of your options for a specific grant
o  Offering Period starts on June 27, 2001
o  Offering Period is estimated to end on August 8, 2001
o The Offering Period end date, estimated to be August 8, 2001, is the official "Cancellation Date"
o New options will be granted 6 months and 1 day after the "Cancellation Date", with a strike price equal to the fair market value of Answerthink common stock on that grant date

This email communication provides only an overview of the program. The attached "Overview of the Stock Option Exchange Plan" explains the program more fully and provides examples. The "FAQ" will answer most of your questions, including how to find out about the options you've already received. You'll notice these documents are written more formally than normal employee communications. This is necessary in order to comply with Securities Exchange Commission ("SEC") rules.

Answerthink's offer to exchange new options for existing outstanding options has not yet begun. On June 27, 2001, we intend to issue a second communication that will contain the formal "Offer to Exchange" that describes the details of the program and a "Letter of Transmittal" that you will need to complete if you choose to participate in the program.

The Stock Option Exchange Program and all communications we distribute on this program are subject to specific rules of the SEC for tender offers. This is because Answerthink will be offering, in effect, to purchase outstanding options in exchange for the obligation to issue new options with terms that are not the same as the options surrendered and because the decision whether to accept the offer is an investment decision. The SEC rules require that the communication that you are reading and all subsequent communications on the matter be filed with the SEC and made available for public review. As such, this communication may be more formal than a typical Answerthink internal employee communication.

Answerthink's offer will be made under the terms and subject to the conditions of the Offer to Exchange and Letter of Transmittal.

                                   * * * * *

Answerthink has not commenced the offer to exchange that is referred to in this communication. Following commencement of the offer, eligible associates will be sent a copy of the written Offer to Exchange and Letter of Transmittal. Before you decide whether to tender any of your options, you should carefully read the entire Offer to Exchange and the Letter of Transmittal when they are delivered to you. They will contain important information about the exchange offer. Answerthink also will file these materials with the SEC as part of a tender offer statement. You will be able to review these materials and other documents filed by Answerthink with the SEC for free on the SEC's web site at www.sec.gov, on Answerthink's website or on Mind~Share, our corporate intranet.

                 OVERVIEW OF THE STOCK OPTION EXCHANGE PROGRAM


The Exchange
------------

Answerthink's Stock Option Exchange Program will allow eligible associates to surrender options during a specific offering period in exchange for Answerthink's commitment to grant new options at a later date. That subsequent grant date will be on or about the day that is at least six months and one day following the date Answerthink cancels the surrendered options. This "Cancellation Date" will be the day immediately following the closing of the "Offering Period". Based on Answerthink's current expected schedule, Answerthink expects the Cancellation Date to be on or about August 8, 2001.

By way of example, if the Cancellation Date, or the day that Answerthink accepts and cancels surrendered options is August 8, 2001, Answerthink will grant the new options on or about February 9, 2002. Under this program, for every three options an eligible associate surrenders, he or she will receive two options with a strike price equal to the fair market value of Answerthink common stock on the grant date of that new option.

Here is an example of how the exchange ratio and timing of the new grant will work:

Action                                 Options        Strike Price
------                                 -------        ------
Original grant dated August 31, 1999    3,000         $25.00
 surrendered on August 8, 2001
New grant issued February 9, 2002       2,000         Equal to February 8, 2002 closing price
                                                      (February 9, 2002 is a Saturday)


The Vesting of the New Options.
-------------------------------

The new options that you receive will have the same vesting schedule, measured from the same grant date, as the old options that are accepted in the offer and canceled.

Here is an example of how the vesting schedule will work:

Original Grant Surrendered by Associate
3,000 options granted on August 31, 1999


Vesting Schedule                   Options        Strike Price
----------------                   -------        ------------
50% after 2 years-August 2001       1,500            $25.00
25% August 2002                       750            $25.00
25% August 2003                       750            $25.00


New Grant to be Received by Associate
2,000 options granted on February 9, 2001 (projected grant date)


Vesting Schedule                   Options        Strike Price
----------------                   -------        ------------
50% fully vested (August 2001)      1,000         February 8, 2002 closing price
25% vested August 2002                500         February 8, 2002 closing price
25% vested August 2003                500         February 8, 2002 closing price

The Offer to Exchange and Letter of Transmittal will be accompanied by a schedule that includes the percentage of your current grant(s) that would be vested as of the projected date of issuance for the new options.

Stock option grants that you choose not to tender will continue to vest according to their current schedule.

The new options will expire at the same time the options you surrender would have expired which is ten years from the date that they were originally issued.

New options will be granted pursuant to, and be subject to the terms and conditions of, Answerthink's 1998 Stock Option and Incentive Plan and a stock option agreement with Answerthink that you will have to sign as of the new grant date.

Eligibility for Participation in the Program.
---------------------------------------------

All associates and our Board of Directors are eligible to tender their options for exchange.


Program Limitations.
--------------------

You will be required to surrender all unexercised options under each grant. For example, if you have a grant of 1,000 shares with an exercise price of $32.00 per share, you cannot surrender 500 options for new options and keep 500 options at the original strike price. If any options from a grant are surrendered, all options from that grant must be surrendered. Further, if you have exercised a portion of a particular grant, all of the remaining unexercised options in that grant must either be surrendered or retained.

All unexercised options, whether vested or unvested, are eligible for exchange. If you elect to participate in the Stock Option Exchange Program, you will be subject to a "six month look-back provision." The "six month look-back provision" driven by the applicable accounting rules and will require you to replace all option grants that you. Received during the six months immediately prior to the cancellation Date (currently projected to be August 8, 2001) if those grants were made subsequent to, and have an exercise price lower than the exercise price of, the grant(s) that you wish to replace. The proposed timing fox the launch of the program is su.ch that the end of the year 2000 performance grants, granted in February 2001, and the Employee Stock Purchase Plan ("ESPP") special grants, also granted in early February 2001, will not be included in the "six month look-back" period.

By way of example, if you received an option grant in December 1999 with an exercise price of $34.25 per share and a grant in March 2001 with an exercise price of $3.50 and you wanted to surrender the December 1999 option grant, you would also be required to surrender your March 2001 grant for exchange because this grant was within six months of the projected Cancellation Date.

Participants in the Stock Option Exchange Program will not be eligible to receive additional stock option grants during the waiting period between the Cancellation Date and the grant date of the new options. As such, if you participate in the program and would otherwise be eligible or have the right to receive a stock option grant between the Cancellation Date and the scheduled grant date in February 2002, you agree that that grant will be deferred until the date of the new option grant. This is required to avoid adverse accounting charges against our earnings. By way of example, if you participate in the Stock Option Exchange Program and are scheduled to receive an option grant in October of 2001, this scheduled grant will be issued after the end of the waiting period for the new option grant. The end of that waiting period is projected to be February 9, 2002. The strike price for the deferred grant will be the fair market value of the common stock on the day of the actual grant and vesting will begin on the grant date. As an alternative, you can elect not to participate in the Stock Option Exchange Program in which case there will be no deferral of any scheduled option grant to which you are entitled.

Participation.
--------------

The Offer to Exchange and Letter of Transmittal that Answerthink will distribute to you will explain what you need to do to participate in the Stock Option Exchange Program. Answerthink plans to distribute these materials on June 27, 2002. The deadline for participation will be 30 business days after the Offer to Exchange and Letter of Transmittal are distributed by Answerthink. You do not need to respond to this e-mail. However, you should review the Offer to Exchange and Letter of Transmittal documents closely when they arrive later this month.

Projected Timeline.
-------------------

At this time, Answerthink estimates the projected timetable as follows:

June 27, 2001       Offer Period Opens; Mailing of Offer to Exchange and Letter
                    of Transmittal.

August 8, 2001      Offer Period Closes and Surrendered Options Cancelled.

February 9, 2002    Exchange Options Issued.

If the SEC reviews the Answerthink filing associated with this program and requires that Answerthink distribute additional information about the offering, the Offering Period may be extended. If the Offering Period is extended, the date on which the exchange options are issued will be pushed back by the same number of days that the Offering Period is extended.

                                   * * * * *

Answerthink has not commenced the offer to exchange that is referred to in this communication. Following commencement of the offer, eligible associates will be sent a copy of the written Offer to Exchange and Letter of Transmittal. Before you decide whether to tender any of your options, you should carefully read the entire Offer to Exchange and the Letter of Transmittal when they are delivered to you. They will contain important information about the exchange offer. Answerthink also will file these materials with the SEC as part of a tender offer statement. You will be able to review these materials and other documents filed by Answerthink with the SEC for free on the SEC's web site at www.sec.gov, on Answerthink's website or on Mind~Share, our corporate intranet.

                         Stock Option Exchange Program
                         ------------------------------
                           Frequently Asked Questions
                           --------------------------

Why are we offering this program?

Many of our associates have current outstanding options with strike prices that are significantly higher than the current market price of our common stock. We believe in giving our associates long-term performance incentives. These options may not be providing such an incentive at this time. This exchange program will give associates a choice to receive options that over time may have a greater potential to increase in value over a shorter time frame.

Why has the Offering Period not begun, and why must we wait until June to begin the Offering Period?

If you participate in the program the "six month look-back provision" will require you to replace all option grants that you received during the six months immediately prior to the Cancellation Date if those grants were made subsequent to, and have an exercise price lower than the exercise price of, the grant(s) that you surrender. If we began the program earlier, associates wanting to participate in the program most likely would have to also surrender the year end performance and ESPP grants which were issued at a very favorable exercise price. We used the ESPP special option grant date as the beginning measurement date for selecting the Cancellation Date for the Stock Option Exchange Program so as to minimize the number of associates affected by the six month look-back provision. This way, no associate will have to surrender the ESPP option in order to participate in the program.

What is the reason for the waiting period between the surrender of options and the new grant date?

The current accounting rules specify that a minimum of six months and one day must pass before we issue the exchange options. If we do not follow this guidance, we would be subject to compensation charges against our earnings for financial reporting purposes. The accounting rules also prevent us from setting the exercise price for the exchange options prior to the actual grant date. Again, if we do not follow these rules, we would be subject to unfavorable accounting treatment for the exchange program. We believe that the program that we created achieves the best balance of fiscal responsibility and opportunity for our associates.

Why not just reprice the currently outstanding options?

Based on the same accounting guidance mentioned above, "repricing" existing options, or resetting the strike price of these outstanding options to the current market price of our stock, would result in charges against our earnings for financial reporting purposes.

What do we expect the stock price to be in February of 2002?

In our quarterly and annual filings with the SEC, we make it clear to readers of those filings that there are certain known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the results, performance or achievements expressed
or implied by any forward-looking statements we make in those filings.   We
cannot predict our ability to attract additional business, the potential for contract cancellation by our customers, changes in expectations regarding the information technology industry, our ability to attract and retain skilled associates, possible changes in collections of accounts receivable, risks of competition, price and margin trends, and changes in general economic
conditions.   In the same way, we cannot predict what the stock price will be in
February of 2002. It is possible that the market price of Answerthink common stock could increase so that the exercise price of your exchange options granted in February 2002 could be higher than the current strike price of the options you surrender for exchange.

The decision to participate or not participate in the Stock Option Exchange Program must be made on an individual basis and should be based on all of the factors disclosed in the Offer to Exchange, on the strike price of your current options, and your personal expectations regarding the performance of our stock between now and February 2002.

Where do I go to find out the number of options and the strike price of my current outstanding option grants?

You can review your current stock option agreement(s) or go to www.stockoptionaccess.com. If you need a log-in password to review your information online, please call Stock Option Access customer service at 800-367-4777.

What if I terminate employment (for any reason, including voluntary or involuntary termination or death) after the start of the Offering Period and before the Cancellation Date?

If you tender options and terminate your employment prior to the Cancellation Date - FOR ANY REASON - you will be able to rescind your election and retain the ability to exercise these previously surrendered options during the ninety day period after your termination date, subject to the terms of the 1998 Stock Option and Incentive Plan and your stock option agreement.

What if I terminate employment (for any reason, including voluntary or involuntary termination or death) after the Cancellation Date but before the new options are granted in February of 2002?

If you tender options and do not rescind your election prior to the Cancellation Date and you terminate employment with Answerthink prior to the date that the new options are granted - FOR ANY REASON - you will not receive any new options or any other consideration for your surrendered options.

Does this affect the shares of Answerthink stock that I purchased through the Employee Stock Purchase Program?

No.  The Employee Stock Purchase Program is a distinct and separate program.

How does the Stock Option Exchange Program affect grants that I choose not to surrender?

It does not affect grants that you elect not to surrender. They retain all of their current characteristics and continue to vest. The portion that is exercisable may be exercised at any time including the period after the Cancellation Date and prior to the grant date of the new options. However, if you participate in the program the "six month look-back provision" will require you to replace all option grants that you received during the six months immediately prior to the Cancellation Date if those grants were made subsequent to, and have an exercise price lower than the exercise price of, the grant(s) that you surrender.

Will there be an end of the year 2001 performance grant in addition to the issuance of options under the Stock Option Exchange Program?

Yes, we will grant performance based stock options for the year 2001. These options will be granted after February 9, 2002.

                                   * * * * *

Answerthink has not commenced the offer to exchange that is referred to in this communication. Following commencement of the offer, eligible associates will be sent a copy of the written Offer to Exchange and Letter of Transmittal. Before you decide whether to tender any of your options, you should carefully read the entire Offer to Exchange and the Letter of Transmittal when they are delivered to you. They will contain important information about the exchange offer. Answerthink also will file these materials with the SEC as part of a tender offer statement. You will be able to review these materials and other documents filed by Answerthink with the SEC for free on the SEC's web site at www.sec.gov, on Answerthink's website or on Mind~Share, our corporate intranet.